1050 – 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
November 11, 2026	www.integraresources.com
Integra Reports Third Quarter 2026 Results from Florida Canyon: Increase in Quarterly Gold Production and Strengthened Financial Position; Provides Operational Update
Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSXV: ITR; NYSE American: ITRG) is pleased to announce financial and operating results for the three months ended September 30, 2026 (the “third quarter” or “Q3 2026”). The Company will host a conference call to discuss third quarter 2026 results on Thursday, November 12, 2026 at 10:00 AM Eastern Standard Time / 8:00 AM Pacific Time (Vancouver) / 7:00 AM Pacific Standard Time.
(All amounts expressed in United States (“U.S.”) dollars unless otherwise stated)
Third Quarter 2026 Highlights:
•Mined 5.3 million tonnes of ore and 3.6 million tonnes of waste at a strip ratio of 0.68 at the Florida Canyon Mine (the “Florida Canyon Mine” or “Florida Canyon” or the “Mine”) for Q3 2026. As a result, the Company achieved record mining rates which averaged 97,428 tonnes per day (“tpd”) for the quarter, compared to 64,488 tpd in Q3 2025.
•In Q3 2026, Florida Canyon produced 17,652 gold ounces and sold 16,760 gold ounces at an average realized price of $4,272 per gold ounce, compared to 20,653 gold ounces produced and 20,265 gold ounces sold at an average realized price of $3,464 in Q3 2025.
•Quarterly revenue of $72.4 million in Q3 2026, compared to revenue of $70.7 million in Q3 2025.
•Mine operating earnings of $23.3 million in Q3 2026 were comparable to $28.6 million in Q3 2025.
•Q3 2026 adjusted earnings(1) of $12.8 million, or $0.06 per share, was comparable to the $16.3 million, or $0.10 per share recorded in Q3 2025.
•Q3 2026 net earnings of $12.9 million, or $0.06 earnings per share, compared to net loss of $8.2 million, or $0.05 loss per share recorded in Q3 2025.
•Cash costs(1) averaged $2,419 per gold ounce, within revised guidance, and mine-site all in sustaining costs(1) (“Mine-site AISC”) averaged $3,059 per gold ounce in Q3 2026, below revised guidance. Cash costs and mine-site AISC remain impacted by increased mined, stacked and processed tonnes to support production, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs.
•Operating cash flow of $21.8 million in Q3 2026 decreased from $35.6 million in Q3 2025, largely due to a $15.3 million increase in cash used for working capital, primarily driven by a build-up of inventories.
•Free cash flow(1) was $11.1 million, or $0.05 per share, for Q3 2026, compared to $20.2 million, or $0.12 per share in Q3 2025, due to lower operating cash flow.
•Cash and cash equivalents was $119.5 million at September 30, 2026, an increase from $63.1 million at December 31, 2025 and benefitting from the $57.5 million bought deal public offering completed in Q1 2026 and free cash flow from Florida Canyon. An additional $5.3 million of restricted cash was returned to the Company this quarter due to a reduction in required cash collateral related to Florida Canyon's surety bonds program.

•The Company completed 14,309 meters of drilling this quarter, totaling 31,364 meters year to date, with encouraging results from two near-mine targets. Drilling between the Radio Tower and Central Open Pits continue to delineate a compelling zone of gold mineralization immediately adjacent to existing infrastructure. In addition, initial drilling into the northern extension of the Madre Shear zone intersected gold mineralization along a previously untested structure.
•The DeLamar Project entered the National Environmental Policy Act ("NEPA") environmental review process on May 29, 2026, with the United States Bureau of Land Management's (the "BLM") publishing of the Notice of Intent, and concluded the 30-day public scoping process in June 2026. The Company is now working closely with the BLM to provide all appropriate data to address comments received during the public scoping process and conduct environmental effects analysis. The DeLamar Project Environmental Impact Statement ("EIS") and Record of Decision ("RoD") are anticipated in the second half of 2027.
•Integra has appointed GenCap Mining Advisory (“GenCap”) to assist the Company in evaluating and structuring potential financing alternatives for the future development of DeLamar. The early initiation of this process is intended to allow Integra to evaluate multiple sources of capital and establish a financing strategy well in advance of a potential final investment decision.
•Continued engagement with stakeholders across Nevada, Idaho, and Oregon, including local communities, civic and non-profit organizations, government officials, and Tribal nations. Specific engagement at DeLamar during the quarter included the "Let's Talk DeLamar" series of town hall meetings, designed to facilitate feedback on local priorities and operational considerations that fall outside the environmental analysis conducted through NEPA.
•Wildcat Exploration Plan of Operations ("EPO"), now fully approved, will provide greater flexibility for significantly expanded exploration and hydrogeological drilling campaigns. Exploration drilling was initiated in August 2026 to collect additional hydrogeological, geotechnical, and metallurgical data that will inform development of the Mine Plan of Operations.
•The Company is revising its 2026 production guidance at Florida Canyon from 70,000–75,000 ounces of gold to 59,000–62,000 ounces, because recent leaching rates have not kept pace with increased mining rates. To maintain effective blending and long-term heap leach pad performance, mining rates will be reduced for the remainder of the year. As the stripping campaign in the Central Pit is completed next year, access to higher-grade ore is expected to increase production.
(1)This is a non-GAAP financial measure, please refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release and associated MD&A for a description and calculation of this measure.
George Salamis, President, CEO and Director of Integra commented:
“Florida Canyon delivered its second consecutive quarter of production growth in Q3, producing 17,652 ounces of gold. That is an increase of 8% from the second quarter and 40% from the first quarter of 2026, driven by record mining rates that averaged 97,428 tonnes per day and processed grades that steadily improved through the year. However, leaching has not kept pace with these higher mining rates and to protect long-term heap leach pad performance and maintain effective blending, we’re reducing mining rates for the rest of the year and revising our 2026 production guidance to 59,000 to 62,000 ounces. The ounces have been placed on the heap leach pad and reducing mining rates should stabilize leach rates as we move into the Central Pit next year, providing access to higher-grade ore that will support future production. We’re continuing to advance targeted investments in stripping and heap leach pad expansion to support a longer mine life and a stronger production profile. Exploration drilling has also identified multiple targets next to our existing open pits and infrastructure, with the potential to grow mineral resources and extend mine life in future studies.

With US$119.5 million in the treasury, we’re well funded to execute our strategic investments at Florida Canyon while advancing our development pipeline. At DeLamar, we’ve advanced through the public scoping period and are working closely with the BLM toward an anticipated Record of Decision in the second half of 2027. In parallel with the permitting process at DeLamar, we’ve engaged GenCap to evaluate financing alternatives well ahead of a potential construction decision. We’re also continuing our engagement with communities, Tribal nations and other stakeholders, including our ‘Let’s Talk DeLamar’ town halls. At Nevada North, we’re advancing resource conversion drilling, geotechnical work and permitting.”
Financial and Operating Highlights
Unit abbreviations in tables: kt = thousand tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce, $000s = thousands of U.S. dollars, $/sh = U.S. dollars per share, $/oz = U.S. dollars per gold ounce, $/oz sold = U.S. dollars per gold ounce sold.

		Three months ended September 30,		Nine months ended September 30,
Operating Highlights	Unit	2026	2025	2026	2025
Ore mined	kt	5,350	2,533	12,775	8,629
Waste mined	kt	3,614	3,399	11,094	8,164
Total Mined	kt	8,964	5,932	23,869	16,793

Crushed ore to pad	kt	1,889	2,003	5,498	5,649
Run of mine ore to pad	kt	3,318	1,165	6,724	3,638
Total placed	kt	5,207	3,168	12,222	9,287

Strip ratio	waste/ore	0.68	1.34	0.87	0.95
Ore mined/day	tpd	58,150	27,538	46,793	31,494
Total mined/day	tpd	97,428	64,488	87,431	61,515

Gold
Average grade	g/t	0.25	0.20	0.23	0.22
Recovery	%	52.5%	60.7%	55.7%	60.5%
Produced	oz	17,652	20,653	46,666	58,063
Sold	oz	16,760	20,265	45,072	57,999

		Three months ended September 30,		Nine months ended September 30,
Financial Highlights	Unit	2026	2025	2026	2025
Revenue	$ millions	72.4	70.7	204.9	$188.8
Cost of sales	$ millions	(49.1)	(42.1)	(133.4)	$(119.5)
Mine operating earnings	$ millions	23.3	28.6	71.5	$69.3
Earnings for the period	$ millions	12.9	(8.2)	37.4	$3.4
Earnings per share (basic)	$/share	0.06	(0.05)	0.19	$0.02
Adjusted earnings for the period(1)	$ millions	12.8	16.3	38.8	$32.5
Adjusted earnings per share (basic)(1)	$/share	0.06	0.10	0.19	$0.19
Operating cash flow	$ millions	21.8	35.6	58.4	$67.6
Operating cash flow per share (basic)	$/share	0.11	0.21	0.29	$0.40
Free cash flow(1)	$ millions	11.1	20.2	23.5	$32.0
Free cash flow per share (basic)	$/share	0.05	0.12	0.12	$0.19
Cash costs(1)	$/oz sold	2,419	1,876	2,447	$1,915
Mine-site AISC(1)	$/oz sold	3,059	2,647	3,238	$2,542
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Financial Position		September 30, 2026	December 31, 2025
Cash and cash equivalents	$ millions	$119.5	$63.1
Working capital(1)	$ millions	$159.5	$92.9
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Florida Canyon Mine
Mining
In Q3 2026, the Company mined 5.3M tonnes of ore, up 111% from 2.5M in Q3 2025, and 3.6M tonnes of waste, up 6% from 3.4M in Q3 2025 at a strip ratio of 0.68, 49% lower than 1.34 in Q3 2025. As a result, mining rates averaged 97,428 tpd compared to 64,488 tpd in Q3 2025, representing a record rate of total material movement at the Mine. This mining rate was achieved this quarter due to the new mining equipment integrated into the fleet over the previous two quarters and shorter haul distances.
Production
In Q3 2026, the Company produced 17,652 ounces of gold, compared to 20,653 ounces in Q3 2025.
Record mining rates this year have increased the ounces stacked on the heap leach pads, driving quarter-over-quarter production growth. A larger share of run-of-mine (“ROM”) ore was placed on the pads, which lowered the blended gold recovery rate because ROM ore is expected to recover less gold than crushed ore. The ore stacking and blending strategy used since Q1 is being monitored closely and refined at these higher mining rates to maintain production guidance.
Sustaining and Non-sustaining Capital
During Q3 2026, the Company invested $10.6 million in sustaining capital, compared to $15.4 million in Q3 2025. Spending in Q3 2026 reflects the Company's continued reinvestment strategy including new mobile equipment leases and refurbishments, capital stripping and exploration drilling. The Company expects investments in sustaining capital expenditures to continue into the fourth quarter.
The Company also invested $1.3 million in Q3 2026, in non-sustaining growth capital, comparable to $1.8 million invested in the third quarter of 2025. This spending was primarily directed toward mobile equipment leases for the expanded fleet, engineering and permitting work on Phase 3C leach pad facility and growth-focused drilling programs at the Florida Canyon Mine discussed further in the Exploration section below.
Cash Costs and Mine-site AISC
Cash costs averaged $2,419 per ounce in Q3 2026 and Mine-site AISC averaged $3,059 per ounce in Q3 2026. These metrics were impacted by increased mined, stacked and processed tonnes to support production, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs. See the Guidance Section below for further details on the 2026 revised guidance.
Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. The Company's revised guidance assumed an average gold price of $4,200 per ounce, and a $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Florida Canyon Exploration
In Q3 2026, the Company completed 14,309 meters of drilling, totaling 31,364 meters year to date, of its 42,500 meter 2026 growth focused drilling program at Florida Canyon. The 2026 program continues on the success of the 2025 program focusing on four key areas: (1) Resource development at the Florida Canyon Mine Property; (2) underexplored extensions of Florida Canyon Gold mineralization exploration (3) Standard Mine area targets; and (4) greenfield exploration targets. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon.
Program expenditures, included in sustaining and non-sustaining capital, totaled $3.0 million in Q3 2026.

Development Projects
DeLamar capital and project expenses
In Q3 2026, the Company incurred $2.0 million in exploration and project expenses, largely for site general and administrative ("G&A") and external affairs work. The completion of the 2,000 meter development drilling program is scheduled for early Q4 2026. In addition, the Company invested $7.6 million in mineral property, plant, and equipment at DeLamar, including $4.2 million in permitting and engineering activities, and $2.5 million in de-risking activities, of which $2.0 million was for securing equipment.
DeLamar permitting
Integra’s 2025 DeLamar Project Mine Plan of Operations ("MPO") Version 4.3 was submitted to the BLM on May 1, 2026. The MPO Version 4.3 is the project proposed action and will serve as the basis for BLM’s environmental review of the DeLamar Project under the NEPA. The BLM's NEPA process initiated with the publishing of the Notice of Intent ("NOI") on May 29, 2026, initiating a 30-day public scoping process to identify environmental concerns (issues) associated with project implementation. Environmental effects analysis of the DeLamar Project and a no action alternative will be issued in an EIS and accompanying RoD, anticipated in H2 2027. In the EIS, the BLM will identify a preferred alternative and any required mitigation measures required for the DeLamar Project implementation. Following the NEPA process, a final revised MPO will be prepared that incorporates the preferred alternative and any identified mitigation measures. Once all applicable federal, state and local permits are obtained, the DeLamar Project will commence construction.
The DeLamar Project’s permitting timeline was posted to the FAST-41 project dashboard on January 13, 2026 and is available here: www.permits.performance.gov. The FAST-41 Transparency Project program is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Agencies must develop and maintain a coordinated, project-specific timetable for all required environmental review and permitting actions. Integra has been designated a dedicated project advisor from the Permitting Council, who monitors the advancement of the project and supports active engagement and coordination across multiple regulatory agencies. The Permitting Council provides high-level oversight to ensure that federal agencies adhere to established timetables. The DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard highlights an accelerated 15-month NEPA schedule from start to finish.
The Company completed its feasibility study for the DeLamar Project with an effective date December 8, 2025. The feasibility study for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return. The feasibility study outlines total production of 1.1 million ounces of gold equivalent (“AuEq”) over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product Mine-site AISC of $1,480 per ounce (“/oz”) AuEq. Initial capital costs are $389 million, including $38 million of owners’ cost, and sustaining capital of $305 million over the mine life. The DeLamar Project generates an after-tax net present value (“NPV5%”) of approximately $774 million with an after-tax internal rate of return (“IRR”) of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to approximately $1.9 billion and after-tax IRR to 97% using recent gold and silver prices of $4,500/oz and $65/oz, respectively.
2026 Revised Guidance and Outlook
Based on recent operating performance, Integra is revising its 2026 gold production guidance at the Florida Canyon Mine from 70,000–75,000 ounces to 59,000–62,000 ounces.
This year, the Company increased mining and stacking rates at Florida Canyon to maintain production from lower-grade ore while stripping the Central Pit, the location of higher-grade ore that supports future production. Recent leaching rates have not kept pace with rate of mining and to maintain effective blending and long-term heap leach pad performance, the Company will reduce mining rates for the remainder of the year.
While the ounces have been stacked on the heap leach pads, slower leach rates have delayed their recovery. In 2027, mining will advance into higher-grade ore from the Central Pit, which is expected to support improved leach performance and gold production.

The Company revised its 2026 guidance as follows:

	Unit (1)	Original Guidance Range	Change	Revised Guidance Range
Florida Canyon Mine
2026 Gold Production	oz	70,000 - 75,000	11,000 - 13,000	59,000 - 62,000
Previously, the Company revised its 2026 total cash cost and Mine-site AISC guidance at Florida Canyon earlier in 2026. The adjustments are primarily attributed to an increase in the tonnes, mined, stacked and processed to support production, lower gold ounces sold during H1 2026, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs.
The Company previously revised its 2026 guidance as follows:

	Unit (1)	Original Guidance Range	Change	Previously Revised Guidance Range
Florida Canyon Mine
2026 Total Cash Cost(2)	$/oz sold	$1,900 - $2,100	$400	$2,300 - $2,500
2026 Mine-Site All-In Sustaining Costs (“AISC”)(2)	$/oz sold	$2,750 - $2,950	$550	$3,300 - $3,500
2026 Non-Sustaining (Growth) Capital Expenditures	$m	$7.5 - $9.5	$9	$16.5 - $18.5
(1)Unit abbreviations: oz = troy ounce, $/oz sold = U.S. dollars per gold ounce sold, $m = million of U.S. dollars
(2)This is a non-GAAP financial measure, please refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release and associated MD&A for a description and calculation of this measure. Calculation revised using an assumed average gold price of $4,200 per ounce; a $100 per ounce change in the gold price is estimated to result in an approximately $7 change in each metric.

Selected Q3 Financial Results
Revenue
In Q3 2026 the Company sold 16,760 ounces of gold at average realized prices of $4,272 per ounce of gold generating revenue of $72.4 million, compared to 20,265 ounces at average realized prices of $3,464 per ounce in Q3 2025, resulting in revenues of $70.7 million.
Net Earnings
During the three months ended September 30, 2026, net earnings were $12.9 million compared to net loss of $8.2 million for the same period in 2025. The net earnings in Q3 2026 largely resulted from strong mine operating earnings supported by strong average realized gold prices, while the net loss in the comparable period was primarily driven by $17.7 million of non-cash unrealized derivative loss on the conversion feature of the convertible debt facility.
Q3 2026 adjusted earnings of $12.8 million, or $0.06 per share, was lower than adjusted earnings of $16.3 million or $0.10 per share in Q3 2025, primarily driven by higher costs of sales due largely to increased diesel fuel and explosive costs.
Cash Flow
Cash flows provided by operations in Q3 2026 totaled $21.8 million, a decrease of $13.8 million compared to the $35.6 million generated in Q3 2025. The primary driver of this decrease is related to a $15.3 million decrease in working capital cash inflow, largely driven by a buildup of inventories.
During the third quarter, the Company made payments of $19.5 million for mineral properties, plant and equipment, and leases. This increased from payments of $17.4 million for mineral property, plant and equipment, and leases made in Q3 2025, which were related to sustaining capital expenditures at Florida Canyon and capitalized development costs at DeLamar.
Q3 2026 free cash flow generated of $11.1 million, or $0.05 per share, compared to $20.2 million, or $0.12 per share, generated in Q3 2025.

Financial Position
As at September 30, 2026, the Company had a cash and cash equivalent balance of $119.5 million, an increase of $56.4 million from $63.1 million at December 31, 2025.
The Company’s working capital was $159.5 million on September 30, 2026, reflecting a $66.6 million increase from December 31, 2025. This improvement was largely attributable to a $56.4 million increase in cash, benefiting from the $57.5 million bought deal public offering and an additional $5.3 million of restricted cash was returned to the Company this quarter due to a change in surety bond provider.
Health, Safety and Environment
Integra experienced zero fatalities and one lost time injury (two year-to-date) in Q3 2026. Including the lost time injury, two MSHA-reportable injuries occurred at Florida Canyon in Q3 2026 (five year-to-date). The 2026, year-to-date total reportable incident frequency rate ("TRIFR") at Florida Canyon was 1.7 compared to 2.4 for YTD 2025.
Integra experienced zero quarterly reportable spills (one year-to-date), zero immediately reportable spills (zero year-to-date) and one minor reportable permit noncompliance for the quarter (three year-to-date), all at Florida Canyon.
Financial Statements
Integra’s consolidated financial statements and management’s discussion and analysis as at and for the three and nine months ended September 30, 2026, are available on the Company’s website at www.integraresources.com, and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Hard copies of the financial statements are available free of charge upon written request to info@integraresources.com.
Q3 2026 Conference Call and Webcast Details
The Company will host a conference call and webcast on Thursday, November 12, 2026 at 10:00 AM Eastern Standard Time / 8:00 AM Pacific Time (Vancouver) / 7:00 AM Pacific Standard Time. to review its financial and operating results for the third quarter of 2026. Details for the conference call and webcast are included below.
Dial-In Numbers / Webcast:
Conference ID: 634 579 062
Toll Free: (833) 461-5787
Toll: +1 (585) 542-9983
Webcast: https://events.q4inc.com/attendee/634579062
Grant of Deferred Share Units
On September 30, 2026, the Company granted a total of 9,786 deferred share units (“DSUs”) to certain directors of the Company in lieu of cash retainers. The DSUs were granted pursuant to the Company’s Amended and Restated Equity Incentive Plan and are subject to vesting provisions.
About Integra Resources Corp.
Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS
George Salamis
President, CEO and Director
CONTACT INFORMATION
Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: +1 (604) 416-0576
Qualified Person
The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)
Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Gold revenue	$71,602	$70,199	$202,257	$187,249
Gold ounces sold during the period	16,760	20,265	45,072	57,999
Average realized gold price (per oz sold)	$4,272	$3,464	$4,487	$3,228
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Payments for mineral properties, plant and equipment	$8,879	$15,097	$28,735	$31,886
Payments for equipment leases	3,022	2,027	10,013	6,268
Total capital expenditures	11,901	17,124	38,748	38,154
Less: Non-sustaining capital expenditures	(1,258)	(1,756)	(3,857)	(2,573)
Sustaining capital expenditures	$10,643	$15,368	$34,891	$35,581

Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating cash flow	$21,765	$35,557	$58,361	$67,594
Less: sustaining capital expenditures	(10,643)	(15,368)	(34,891)	(35,581)
Free cash flow	$11,122	$20,189	$23,470	$32,013
Free cash flow per share (basic)	$0.05	$0.12	$0.12	$0.19
Weighted average shares outstanding (basic)	202,853	169,007	199,747	168,882
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	$72,394	$70,678	$204,915	$188,775
Mine operating earnings	23,304	28,584	71,522	69,278
Operating margin	32%	40%	35%	37%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating cash flow	$21,765	$35,557	$58,361	$67,594
Change in working capital	1,755	(13,538)	5,086	(13,288)
Operating cash flow before change in working capital	$23,520	$22,019	$63,447	$54,306
Operating cash flow per share (basic)	$0.11	$0.21	$0.29	$0.40
Operating cash flow before change in working capital per share (basic)	$0.12	$0.13	$0.32	$0.32
Weighted average shares outstanding (basic)	202,853	169,007	199,747	168,882

Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Production costs	$36,725	$33,450	$99,770	$96,231
Royalties and excise taxes	4,579	4,456	12,970	12,373
Fair value adjustment to production costs on sale of acquired inventories (1)	32	585	193	3,970
Less: Silver revenue	(792)	(479)	(2,658)	(1,526)
Total cash costs	40,544	38,012	110,275	111,048
Reclamation accretion expense	86	261	777	828
Sustaining capital expenditures	10,643	15,368	34,891	35,581
Mine-site AISC	$51,273	$53,641	$145,943	$147,457
General and administrative expenses	2,290	1,893	6,739	5,429
Share-based compensation	867	510	2,192	1,471
Total AISC	$54,430	$56,044	$154,874	$154,357
Gold ounces sold (oz)	16,760	20,265	45,072	57,999
Cash costs (per Au sold)	$2,419	$1,876	$2,447	$1,915
Mine-site AISC (per Au sold)	$3,059	$2,647	$3,238	$2,542
AISC (per Au sold)	$3,248	$2,766	$3,436	$2,661
(1)This non-cash adjustment to production costs for the three and nine months ended September 30, 2026, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net earnings (loss)	$12,892	$(8,190)	$37,443	$3,435
Increase (decrease) due to:
Transaction and integration costs	—	14	—	2,145
Fair value adjustment to production costs on sale of acquired inventories (1)	(32)	(585)	(193)	(3,970)
Unrealized losses (gains) on derivatives	365	16,923	(111)	21,894
(Gain) loss on disposal of mineral properties, plant and equipment	(5)	215	(474)	266
Current tax effect from adjusting items	(1)	—	(128)	—
Deferred tax expense	(424)	7,889	2,214	8,702
Adjusted earnings	$12,795	$16,266	$38,751	32,472
Weighted average shares outstanding (in 000's) Basic	202,853	169,007	199,747	168,882
Adjusted basic earnings per share	$0.06	$0.10	$0.19	$0.19
(1)This non-cash adjustment to production costs for the three and nine months ended September 30, 2026 and September 30, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.
Forward-looking Statements
Certain information set forth in this news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the anticipated timing of the EIS and RoD for the DeLamar Project; the NEPA schedule posted to the FAST-41 project dashboard and the benefits of the DeLamar Project’s participation in the FAST-41 Transparency Project program; the evaluation and structuring of potential financing alternatives for the development of the DeLamar Project, the establishment of a financing strategy and the timing of a potential final investment decision; the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; the expanded exploration and hydrogeological drilling campaigns at Wildcat; the Company’s revised 2026 production guidance at Florida Canyon; the planned reduction of mining rates for the balance of 2026 and its effect on blending and heap leach pad performance; the timing of completion of the stripping campaign in the Central Pit and expected access to higher-grade ore and increased production; the timing of the Company’s conference call and webcast; and benefits of non-GAAP measures. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, “believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses;

the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves
NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.